Policy Respecting Trading on Inside Information

Introduction

The Board of Directors declares the following to be Company Policy regarding trading on and misuse of inside information. This policy is designed to comply with relevant sections of the Securities exchange Act of 1934 and to promote compliance with insider trading laws, rules, and regulations as well as applicable listing standards.

Administration

This policy shall be administered by the Compensation Committee of the Board (the “Committee”). Any determination made by the Committee shall be final and binding on all affected individuals.

Covered Executives

This policy applies to the Company’s directors, officers, employees, and the Company itself (“Affected Persons”).

Trading by Affected Persons, Generally

Affected Persons are strictly prohibited from trading on material non-public information concerning the Company, its business and results of operations (hereinafter sometimes “inside information”).

Blackout Periods

In furtherance of this policy, the Company shall designate periods during which the Company’s executive officers and the Company itself may be deemed to be in possession of material non-public information concerning the Company and accordingly during which trading by such persons in the Company’s securities shall be prohibited (“closed trading periods”). Periods outside of such closed trading periods shall be deemed to be open trading periods during which the Company’s executive officers and the Company may trade in the Company’s securities. Affected Persons shall be permitted to trade in the Company’s securities during open trading periods, generally, unless the Committee determines that there is a risk that such persons may be in possession of material non- public information, or that material information exists that has not yet been made public.

10b5-1 Plans

All trading plans adopted and implemented pursuant to Rule 10b5-1 by Affected Persons (“10b5-1 Plans”) shall be reviewed and approved by the Committee. Such plans shall be adopted at a time when the relevant parties are not in possession of material, non-public information concerning the Company, its business and its results of operations. Unless the Committee determines that the affected plan does not pose a risk of trading on inside information, no 10b5-1 Plan may be adopted or implemented during a closed trading period.

Granting of Options

Option awards to Affected Parties shall generally not be made during closed trading periods or otherwise when the Company is in possession of material non-public information. Exceptions may be made if the Committee determines, because of the structure of the option (strike price, performance target, if applicable, or required holding period) that the value of the option to the optionee at the time of grant will not be materially affected by publication of the inside information.

Compliance with Relevant Rules

The Company shall comply with all Section 16 reporting requirements relevant to trading in Company securities by Affected Persons as well as with all relevant disclosure requirements concerning these matters.
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